===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 1, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
1.  Press Release, dated April 30, 2002, entitled "CVRD Quarterly
    Earns Release Calendar for 2002" dated April 25, 2002...............   4

2.  Ordinary and Extraordinary General Shareholders' Meeting -
    April 29, 2002......................................................   6

[Logo] Companhia
       Vale do Rio Doce                                           Press Release


               CVRD Quarterly Earnings Release Calendar for 2002


Rio de Janeiro, April 30, 2002 - Companhia Vale do Rio Doce (CVRD) informs its quarterly performance release calendar for year 2002. CVRD will release simultaneously, quarterly consolidated financial statements in US GAAP (generally accepted accounting principles in the United States) and the Parent Company results in BR GAAP (generally accepted accounting principles in Brazil).

o          1Q02 results: Wednesday, May 15, 2002;
o          2Q02 results: Wednesday, August 14, 2002;
o          3Q02 results: Wednesday, November 13, 2002.

Quarterly results will be released after market closing in each of the above mentioned dates.

Regarding the 1Q02 results, there will be a conference call and webcast on Friday, May 17, 2002, 12:00 p.m., Rio de Janeiro time.


-------------------------------------------------------------------------------
                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Comissao de Valores Mobiliarios and the U.S. Securities and Exchange

[Logo] Companhia
       Vale do Rio Doce

                      ORDINARY AND EXTRAORDINARY GENERAL
                     SHAREHOLDERS MEETING - APRIL 29, 2002

We hereby inform you the main decisions taken during the Ordinary and Extraordinary General Shareholders Meeting of Companhia Vale do Rio Doce, on April 29, 2002:

1. Approval of the Annual Report and Financial Statements with the report of the Independent Accountants, Price Waterhouse Coopers, concerning the fiscal year ended on December 31, 2001.

2. Approval of the Board of Directors' opinion concerning the destination of the net income in the period ending on December 31, 2001.

3. Approval of the capital expenditure budget for 2002, in the amount of R$ 2,438,000.00 (two million four hundred thirty eight thousand reais).

4. Election of the members of the Audit Committee, up to the 2003's Ordinary General Shareholders Meeting, as shown in the table below:

AUDIT COMMITTEE

EFFECTIVE MEMBERS                                   ALTERNATE MEMBERS
-----------------                                   -----------------
Eliseu Martins                                      Almir de Souza Carvalho
Claudio Bernardo Guimaraes de Moraes                Helio Cabral Moreira
Ricardo Wiering de Barros                           Luiz Octavio Nunes West
Pedro Carlos de Mello                               Jose Carlos Gouveia Danelli
Marcos Fabio Coutinho                               Vicente Barcelos

5. The monthly remuneration of each member of the Audit Committee was set, starting on January 1st, 2002, in R$ 4,200.00 (four thousand and two hundred reais) or 10% (ten percent) of the average remuneration of each Director, not including benefits, representation allowances and profit sharing, whatever represents the higher amount.

6. The global annual remuneration of the administrators was set in the amount of R$ 21,200,000.00 (twenty one million and two hundred thousand reais), to be shared out among the Board of Directors.

7. Increase in the Restated Paid-Up Capital through reserves capitalization without issuing of new shares. Consequently, the Restated Paid-Up Capital of the Company will be equal to R$ 5,000,000,000.00 (five billion reais) from R$ 4,000,000,000.00 (four billion reais) previously.

8. As the quorum requested by Brazilian Law to modify article 17 of the company by-laws was not achieved, the Extraordinary General Shareholders Meeting will meet, in a second summons, at CVRD Headquarters on May 20th, at 4:30 p.m.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: May 1, 2002